UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Amendment No. 5)

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Innoviz Technologies Ltd.
(Name of Issuer)

Ordinary Shares, no par value per share
(Title of Class of Securities)

M5R635108
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5R635108

1		NAME OF REPORTING PERSONS Antara Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,546,949 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,546,949 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,546,949 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.3% (1)**
12		TYPE OF REPORTING PERSON* PN, IA

(1)
Includes 6,565,692 Ordinary Shares of the Issuer issuable upon the exercise of warrants that are beneficially owned by the reporting person. The numbers and percentage above reflect the beneficial ownership of the reporting person as of September 30, 2024.

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. M5R635108

1		NAME OF REPORTING PERSONS Antara Capital GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,546,949 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,546,949 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,546,949 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.3% (1)**
12		TYPE OF REPORTING PERSON* OO,OO

(1)
Includes 6,565,692 Ordinary Shares of the Issuer issuable upon the exercise of warrants that are beneficially owned by the reporting person. The numbers and percentage above reflect the beneficial ownership of the reporting person as of September 30, 2024.

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. M5R635108

1		NAME OF REPORTING PERSONS Himanshu Gulati
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,546,949 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,546,949 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,546,949 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.3% (1)**
12		TYPE OF REPORTING PERSON* IN

(1)
Includes 6,565,692 Ordinary Shares of the Issuer issuable upon the exercise of warrants that are beneficially owned by the reporting person. The numbers and percentage above reflect the beneficial ownership of the reporting person as of September 30, 2024.

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

AMENDMENT NO. 5 TO SCHEDULE 13G

Item 1(a)	Name of Issuer.

Innoviz Technologies Ltd. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

5 Uri Ariav Street, Bldg. C
Nitzba 300
Rosh HaAin, Israel
4809202

Item 2(a)	Name of Person Filing.
This Schedule 13G is being filed by

(i)	Antara Capital LP (“Antara Capital”)

(ii)	Antara Capital GP LLC (“Antara GP”)

(iii)	Himanshu Gulati (“Mr. Gulati”)

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

The principal business address of each of the Reporting Persons is:
055 Hudson Yards, 47th Floor, Suite C
New York, NY 10001

Item 2(c)	Citizenship or Place of Organization.

(i)	Antara Capital is a Delaware limited partnership

(ii)	Antara GP is a Delaware limited liability company

(iii)	Mr. Gulati is an individual and is a citizen of the United States.

Item 2(d)	Title of Class of Securities.

Ordinary Shares, no par value per share (the “Ordinary Shares”).

Item 2(e)	CUSIP Number.

M5R635108

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.
(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.
(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g) ☒ A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G).
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

As of September 30, 2024, Antara Capital Master Fund LP (“Antara Master Fund”) directly holds 7,788,407 Ordinary Shares and options to purchase 8,665,000 Ordinary Shares. Certain managed accounts for which Antara Capital serves as investment manager (the “Managed Accounts”) directly hold 3,527,850 Ordinary Shares. In addition, Antara Master Fund directly holds warrants to purchase 6,565,692 Ordinary Shares (“Warrants”). The Warrants held by Antara Master Fund have an exercise price of $11.50 per Ordinary Share, are presently exercisable, and will expire five years after April 5, 2021 or earlier upon redemption or liquidation. The foregoing amounts do not include 197,962 Ordinary Shares to be issued to Antara Master Fund upon the satisfaction of certain earn-out conditions.

As of September 30, 2024, the Reporting Persons in the aggregate beneficially own approximately 15.3% of the Ordinary Shares, based on 166,859,797 Ordinary Shares of the Issuer outstanding as of June 30, 2024, based on Exhibit 99.1 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 8, 2024, plus warrants to purchase 6,565,692 Ordinary Shares of the Issuer directly held by Antara Master Fund.

Antara Capital is the investment manager of the Antara Master Fund and the Managed Accounts. Antara GP is the general partner of Antara Capital. Mr. Gulati is the sole member of Antara GP. Antara Capital, Antara GP and Mr. Gulati may be deemed to beneficially own the securities of the Issuer held directly by Antara Master Fund and the Managed Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

The Ordinary Shares beneficially owned by the Reporting Persons are directly held by Antara Master Fund and the Managed Accounts, for which Antara Capital LP serves as investment manager.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

ANTARA CAPITAL LP

By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati Title: Managing Member

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati Title: Managing Member

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati